Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322
April 19, 2006
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc.
Form 10-Q for the quarter ended September 30, 2005
(filed November 14, 2005)
Form 8-K (filed January 5, 2006)
File No. 000-50918
Dear Mr. Youngwood:
Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated March 23, 2006. Staff’s comments from its letter are shown below in bold type followed immediately by our responses. As noted below, the appropriate responses have also been addressed within the Company’s Form 10-KSB Annual Report for the year ended December 31, 2005. References to the location of the responses within the annual report have also been included, where appropriate.
Form 10-Q filed on November 14, 2005
Note 8 – Stockholders Equity
1.	We note that in April 2005 Cornell Capital Partners received 592,000 shares of common stock and warrants to purchase another 200,000 shares of common stock exercisable at $1.27 per share as a one-time commitment under the Standby Equity Distribution Agreement for issuance costs valued at $740,000. We further note from the Registration Rights Agreement dated April 20, 2005 that you are required to pay liquidated damages. Tell us how you considered whether the warrants are a derivative instrument and provide us with your analysis. Refer to Section II B 1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITP 00-19.

     By virtue of a Termination Agreement dated October 19, 2005, the Company and Cornell Capital Partners, LP (“Cornell”) terminated the Standby Equity Distribution Agreement (“SEDA”), the Registration Rights Agreement, and an Escrow Agreement (collectively, the “Transaction Documents”), each dated April 20, 2005. The Termination Agreement further provided that “none of the parties shall have any rights or obligations under or with respect to the Transaction Documents.” A copy of this Termination Agreement has been included as an Exhibit to the Company’s 10-KSB for the year ended December 31, 2005. No shares were issued pursuant to the SEDA.
     The warrants referenced in the comment were given as part of a one-time commitment fee. The warrant exercise price was $0.001 (with a standard anti-dilution clause). The warrant exercise price is therefore deemed to be under the Company’s control. The Company does not considers these warrants to be derivatives,. It valued them using the Black-Scholes option-pricing model and recorded a compensation and professional fees expense of $139,815 in its financial statements for the year ended December 31, 2005 in the recently filed Form 10-KSB. In the upcoming Forms 10-QSB for second and third quarters of 2006, the Company will restate the 2005 comparative financial statements to include this expense.
Note 12 – Commitments and Contingencies
2.	We note that you advanced $535,000 in cash to Identity. Describe any other financial support you provided to Identity under the merger agreement including any guarantees. Indicate the relevant terms of the merger agreement that provided for this support and indicate how the rescission affected this support. If the agreement provided for guarantees, tell us how you have accounted for these guarantees. Your response should address how you considered the guidance of FIN 45.
     The Company did not provide any other financial support to Identity nor was any required under the terms and conditions of the Agreement and Plan of Merger dated May 2, 2005. The funds advanced from the Company to Identity were done through intra-company transfers. The purpose of the agreement rescinding the merger was to return the parties to the position they occupied immediately prior to the merger. The intent was to transfer any obligations incurred post-merger to the appropriate party, which is why the Company insisted on including a provision in the rescission agreement whereby each party agreed to complete all documents necessary to affect the rescission. In the Company’s view, Identity has failed to honor this provision.
     On May 19, 2005, Airbee Automotive Group, Inc., the operating entity resulting from the merger of the Company and Identity, Inc. (hereinafter called “Identity”) entered into a supply contract with PFK Electronics Pty Ltd. (“PFK”), a South Africa corporation, for the parts Identity required for its business. In addition to the standard terms and conditions, PFK inserted contract language purporting to have the Company act as surety for its subsidiary. However, Airbee Wireless, Inc. was not a party to the contract (only Identity was) and did not sign the specific suretyship addendum contained therein. The statute of frauds requires guarantees and suretyship agreements must be in writing signed by the party to be charged to be enforceable. In this case, the suretyship agreement is not signed by Airbee Wireless, Inc. The Company also has an email from its then-CFO indicating his intention not to sign the suretyship addendum. The agreement with PFK was signed by Richard P. Sommerfeld, Jr. in his capacity as one of the two initial officers of Identity. Mr. Sommerfeld did not have the authority to bind the Company as surety for Identity. Finally, action by the Company’s board of directors would have been required to authorize the Company to execute a surety contract. This matter was never brought before the board. With the August 2005 rescission of the Company’s merger with Identity, any liability Airbee Automotive Group, Inc. may have had to PFK reverted to Identity. At PFK’s request, the Company sent a termination agreement to PFK in November 2005. To date, PFK has failed to return the signed termination agreement.
In view of the unenforceability of the suretyship agreement, the Company believes the guidance in FIN 45 is not applicable to an unenforceable agreement. Even if FIN 45 applies, because this is a parent’s guarantee of it subsidiary’s debt to a third party, this guarantee is not subject to the initial recognition and initial measurement provisions of this Interpretation. At best it would only be subject to FIN 45’s disclosure requirements. In the interest of complete disclosure, however, the Company has made this limited disclosure in its recent Form 10-KSB.
Liquidity and Capital Resources
3.	Tell us how you comply with EITF Topic D-98 and ASR 268 for classifying the equity securities sold to Cornell Capital Partners, LP. In this regard, since a condition for selling shares of the company stock under the Distribution agreement is the company obtaining an effective registration statement for the shares of the Company’s stock, explain why these shares are not classified as temporary equity.
     As noted in our response to Comment 1, above, the Company never drew on the Cornell SEDA and therefore never issued company stock to Cornell (other than the restricted shares issued for the commitment fee). Since the SEDA has been terminated, the Company has no obligation to issue stock to Cornell. Therefore, there are no shares issued to Cornell that come within the purview of EITF Topic D-98 and ASR 268. There is no reason to classify any shares as temporary equity.
4.	You disclose that your trade payables and accrued expenses at September 30, 2005 of $1,401,706 are outstanding. Provide us a summary of the vendors and the amounts due to them including the number of days outstanding. Indicate whether any of these vendors have claims or liens on your assets. Tell us and disclose in future filings the terms for extended payment that are agreed to with the vendors. Clearly indicate the impact of defaulting on any of these vendors in terms of your liquidity and your operations (e.g., will you lose a key supplier or provider).

     The allocation of accounts payable and accrued expenses at September 30, 2005 is as follows:

September 30, 2005
Accounts payable	718,418
Accrued salaries payable	482,807
Accrued interest payable	122,304
Reimbursements owed	77,872
Other	307
Total	1,401,708
The accounts payable aging schedule is attached to this letter. Please note it does not include any indebtedness to PFK Electronics. As noted above in our response to Comment 2, Airbee Wireless, Inc. has no outstanding guarantee of any indebtedness of Identity, Inc. or Airbee Automotive Group, Inc. by virtue of the rescission agreement between the Company and Identity. Any purported guarantee of Identity’s indebtedness to PFK Electronics fails because the Company did not sign the supply agreement or the suretyship addendum thereto, thereby rendering it unenforceable.
None of these vendors had any claims or liens on the Company’s assets at September 30, 2005.
Exhibit 31.1 and 31.2 302 Certifications
5.	In future filings remove the title of the officers from the first sentence, and remove your reference to “annual” or “quarterly” in item No. 1 of the 302 certifications.
     The Company will make the requested corrections to future 302 Certifications.
Form 8-K filed on January 5, 2006
6.	We note that on December 29, 2005, you entered into a Securities Purchase Agreement and executed a secured convertible debenture (“debenture”) for $500,000 to Montgomery Equity Partners, Ltd. We further note from the Registration Rights Agreement dated December 29, 2005 that you are required to pay liquidated damages. Since the debenture is convertible at a variable conversion rate, the debenture will not be considered a conventional convertible debt instrument. See paragraph 4 of EITF 00-19. Refer to Section II B 2 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, for guidance regarding whether the conversion right in the convertible debentures represents an embedded derivative. Provide us with your analysis following this guidance including whether his instrument is subject to SFAS 150 paragraph 12. Be advised that since the debentures contain a variable conversion rate it appears that you will not satisfy the condition to have sufficient authorized shares. See paragraph 19 of EITF 00-19. Further, you must also re-assess all convertible instruments under this paragraph since this debenture will result in your not having sufficient authorized shares for those instruments as well. The result will be that all the convertible instruments with embedded derivatives and outstanding warrants will be within the scope of SFAS 133 and subject to fair value accounting as a liability.
     Please see the disclosures made in the Company’s Form 10KSB for the year ended December 31, 2005 on its Balance Sheets and in the subheading “Derivative Instruments to Note 2 and in the subheading “Convertible Debentures” to Note 5 of the financial statement notes contained therein. This convertible debenture has been recorded as a liability in accordance with SFAS 150 paragraph 12 because the monetary value of the convertible debenture is based solely or predominately on a fixed monetary amount known at inception (in this case, $350,000 payable in a variable number of issuer’s equity shares).As is evident from these disclosures, the Company does not consider this convertible debenture to be a conventional debt instrument and has accounted for it as a derivative pursuant to SFAS 133 and EITF 00-19.
As demonstrated by the calculation below, the Company believes it has sufficient authorized and unissued shares available to settle the December 29, 2005 Convertible Debenture, which together with the warrants discussed in #7 below is the only derivative the Company has at the present time. The Company has 200,000,000 authorized shares. As of December 31, 2005, it had issued 68,221,710 shares (including 13,586,956 pledge shares held in escrow for the Convertible Debenture). There are 41,371,260 shares representing employee stock options vesting in the contract period plus 400,000 shares representing director stock options vesting in the contract period. Outstanding warrants (including the 2 million warrants issued with the Convertible Debenture) are for 4,281,154 shares. The Company therefore has 85,725,876 shares available to be issued as of December 31, 2005. The allocated value of the Convertible Debenture at December 31, 2005 was $350,000. The lowest possible conversion price at year-end was $0.13 per share, which means the Company would have been required to issue 2,692,308 shares had Montgomery Equity Partners exercised its option and converted as of December 31, 2005. Of course, they have still not exercised this option as of April 18, 2006. Please remember that the Cornell SEDA has been terminated and therefore does not figure into this calculation.
7.	We note that on December 29, 2005, you issued 2.0 million warrants in connection with the Securities Purchase Agreement with Montgomery Equity Partners, Ltd. Tell us how you considered whether these warrants are a derivative instrument and provide us with your analysis. Refer to Section II B 1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at

http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.
1.5 million of the 2 million freestanding warrants issued in connection with the December 29, 2005 convertible debenture were analyzed pursuant to SFAS 133 and determined to be derivatives. The remaining 500,000 warrants were issued with a fixed exercise and were deemed not to be a derivative. Please refer to the disclosures contained in Note 5 to the December 31, 2005 financial statements in the Form 10-KSB filed on April 17, 2006. The two freestanding warrants with variable exercise prices were valued using the Black-Scholes option-pricing model pursuant to SFAS 133.
     We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.
Sincerely,

/s/ E. Eugene Sharer

E. Eugene Sharer
Interim Chief Financial Officer

Enclosures

Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322
April 19, 2006
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Dear Sirs:
     In connection with the Company’s responses to the SEC comment letter dated March 23, 2006, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer

Airbee Wireless, Inc.
A/P Aging Summary
As of September 30, 2005

	Current	1 - 30	31 - 60	61 - 90	91 - 120	121 - 150	> 150	TOTAL
Adorno & Yoss	0.00	11,340.15	10,980.97	0.00	7,448.27	16,226.40	12,855.29	58,851.08
ADP Investor Communication Services Inc.	0.00	0.00	198.69	0.00	11,857.18	0.00	0.00	12,055.87
American Express Travel Related Services	0.00	491.79	0.00	0.00	0.00	0.00	0.00	491.79
API	9,000.00	0.00	0.00	0.00	0.00	0.00	0.00	9,000.00
Bagell, Josephs & Co. LLC	3,461.25	0.00	3,345.00	1,678.13	0.00	0.00	0.00	8,484.38
Bowne & Co., Inc.	11,959.00	4,958.00	0.00	1,456.00	5,434.00	0.00	0.00	23,807.00
Business Wire	605.00	0.00	0.00	0.00	0.00	0.00	0.00	605.00
C-Tech Systems	0.00	0.00	0.00	0.00	0.00	0.00	4,000.00	4,000.00
Carolyn McCartney	0.00	333.54	0.00	0.00	0.00	0.00	0.00	333.54
Corporation Service Company	0.00	0.00	0.00	479.00	0.00	0.00	0.00	479.00
Cratlon Electronics R&D	0.00	0.00	0.00	0.00	0.00	0.00	530.00	530.00
David McCartney	197.35	1,461.50	470.00	2,072.35	0.00	0.00	0.00	4,201.20
Eugene Sharer	0.00	0.00	0.00	0.00	-12.90	0.00	-12.00	-24.90
Filetek Inc.	1,683.00	5,911.42	7,561.40	4,818.00	8,365.66	3,038.84	0.00	31,378.32
Guru.com	460.00	0.00	0.00	0.00	0.00	0.00	0.00	460.00
Hogan & Hartson LLP	969.10	0.00	0.00	6,947.09	137.90	0.00	5,883.69	13,937.78
Holladay Stock Transfer, Inc	35.00	260.00	160.00	0.00	0.00	0.00	0.00	455.00
Kirkpatrick & Lockhart	959.34	8,961.03	0.00	5,835.00	2,813.00	0.00	0.00	18,568.37
Mal Gurian Associates LLC	0.00	0.00	0.00	0.00	0.00	2,424.60	0.00	2,424.60
Mindteck (USA), Inc.	0.00	0.00	0.00	0.00	3,680.00	7,245.00	7,291.00	18,216.00
MindTree Consulting Pvt. Ltd.	156,984.52	0.00	73,605.00	60,758.00	43,101.00	31,927.00	29,703.00	396,078.52
Montgomery County, MD	222.14	0.00	0.00	0.00	0.00	0.00	0.00	222.14
Radiocrafts AS	0.00	1,395.00	0.00	0.00	0.00	0.00	0.00	1,395.00
Raj Sundaresan-2	1,668.13	0.00	536.32	116.26	1,508.91	1,500.60	2,450.02	7,780.24
Schiff Hardin LLP	0.00	0.00	0.00	0.00	0.00	552.90	74,360.96	74,913.86
Srini Krishnamurthy-2	232.46	0.00	0.00	0.00	0.00	0.00	0.00	232.46
TUV Rheinland of N.A. Inc.	12,100.00	2,250.00	0.00	0.00	0.00	0.00	0.00	14,350.00
ZigBee Alliance	0.00	0.00	0.00	8,000.00	0.00	0.00	2,500.00	10,500.00

TOTAL	200,536.29	37,362.43	96,857.38	92,159.83	84,333.02	62,915.34	139,561.96	713,726.25